Mail Stop 4561

October 11, 2007

Herbert C. Leeming
3455 Peachtree Road, N.E.
Suite 560
Atlanta, GA 30326

> **Re:** **Admiralty Holding Company**
> **Form 8-K/A**
> **Filed October 9, 2007**
> **File No. 000-07501**

Dear Mr. Leeming:

We have reviewed your amendment dated October 5, 2007 and have the following additional comment. As previously stated, these comments require amendment to the referenced filings previously filed with the Commission.

Item 4.01, Form 8-K

1. Reference is being made to Exhibit 16. We note that your former accountant filed a letter indicating whether or not they agree with your disclosures in the Form 8-K dated September 25, 2007. Please obtain and file an updated Exhibit 16 letter from the former accountants stating whether the accountant agrees with the statements made in your amended Form 8-K dated October 5, 2007. To the extent that you make any additional changes to the Form 8-K, please obtain and file an updated Exhibit 16 letter from the former accountants stating whether the accountant agrees with the statements made in your revised Form 8-K.

* * * *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact the undersigned at (202) 551-3472 if you have questions.

Sincerely,

Yolanda Crittendon
Staff Accountant